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                                              Filed Pursuant to Rule 424(b)(5)
                                              Registration File No.: 333-34149



PROSPECTUS SUPPLEMENT
SEPTEMBER 12, 1997
(TO PROSPECTUS DATED AUGUST 22, 1997)

                                 $350,000,000

                      DONALDSON, LUFKIN & JENRETTE, INC.
                          GLOBAL FLOATING RATE NOTES

                                DUE SEPTEMBER 2002

   The Global Floating Rate Notes due September 2002 (the "Notes") are being offered hereby by Donaldson, Lufkin & Jenrette, Inc. (the "Company") for sale worldwide. The Notes will bear interest at a floating rate equal to three-month LIBOR plus a spread of 25 basis points, payable quarterly, commencing on December 17, 1997, and will mature on September 18, 2002 (the "Maturity Date"). The Notes will be subject to redemption at the option of the Company on any Interest Payment Date beginning with the Interest Payment Date occurring in September 2000 (the "Initial Redemption Date") in whole or from time to time in part in increments of $1,000 at the Redemption Price (as defined herein) together with unpaid interest accrued to the date of redemption. The Notes are not entitled to any sinking fund. The Notes will not be repayable by the Company at the option of the holders thereof prior to maturity. See "Description of Notes" herein.

   The Notes will be issued only in fully registered form and will be represented by one or more global notes (the "Global Notes") registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary (the "Depositary"). Beneficial interests in Global Notes will be shown on, and transfers thereof will be effected through, the records maintained by the Depositary (with respect to participants' interest) and its participants, including the U.S. Depositary (as defined herein) for each of Cedel and Euroclear. Except as described in the accompanying Prospectus, the Notes will not be available in definitive form. All payments of principal and interest on Global Notes will be made by the Company in U.S. dollars in immediately available funds. See "Description of Securities--Book-Entry System" in the accompanying Prospectus and "Additional Information Regarding Book-Entry and Clearance" elsewhere herein.

   Application has been made to the Luxembourg Stock Exchange for listing of the Notes thereon.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTA TION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This Prospectus Supplement has been prepared for use by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sales of the Notes which may be made by it from time to time in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. The Company has been advised by DLJSC that it currently intends to make a market in the Notes; however, it is not obligated to do so. Any such market-making may be discontinued at any time, and there is no assurance as to the liquidity of, or trading market for, the Notes. DLJSC may act as principal or agent in such transactions. See "Plan of Distribution."
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   DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION (THE "STABILIZING
AGENT") MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR OTHER DEBT SECURITIES INCLUDING STABILIZING THE PURCHASE OF THE NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. SPECIFICALLY, THE STABILIZING AGENT MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET OR OTHERWISE EFFECT TRANSACTIONS WHICH STABILIZE THE MARKET PRICE OF THE NOTES AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS.

   References herein to "U.S. dollars" or "dollars" or "U.S. $" or "$" are to the lawful currency of the United States of America.

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              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and the Company's Current Report on Form 8-K, filed September 9, 1997, all previously filed by the Company with the Securities and Exchange Commission, are incorporated by reference in this Prospectus Supplement.

   All documents filed by the Company after the date of this Prospectus Supplement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of the offering of the Notes offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the accompanying Prospectus and this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of the accompanying Prospectus and this Prospectus Supplement.

   The Company will provide without charge to each person to whom a copy of the accompanying Prospectus and this Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in the accompanying Prospectus and this Prospectus Supplement (other than certain exhibits to such documents). Requests for such documents should be directed to Donaldson, Lufkin & Jenrette, Inc., 277 Park Avenue, New York, New York 10172, Attention: Corporate Secretary (Telephone: (212) 892-3000). The documents incorporated by reference herein will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69, route d'Esch, L-1470 Luxembourg (Telephone: (352) 4590-3550), in Luxembourg.

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                         SUMMARY DESCRIPTION OF NOTES

   The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Senior Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Notes set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus. See "Description of Debt Securities" in the accompanying Prospectus.

The Notes .....................  $350,000,000 aggregate principal amount of
                                 Global Floating Rate Notes due September
                                 2002 issued pursuant to an Indenture dated as of September 3, 1997 (the "Indenture").

Maturity Date .................  The Notes will mature on September 18, 2002
                                 (the "Maturity Date"). If the Maturity Date is not a Business Day (as defined elsewhere in this Prospectus Supplement), payment of interest and principal otherwise payable on the Notes will be made on the next succeeding Business Day. Interest on principal shall accrue for the period from and after the Maturity Date to such next succeeding Business Day but no interest shall accrue on the interest payable on the Maturity Date from and after the Maturity Date to such next succeeding Business Day. See "Description of Notes--General."

Specified Currency ............  The Notes will be denominated in U.S.
                                 dollars and all payments of principal and interest will be made in U.S. dollars in immediately available funds.

Issue Price ...................  The Notes are being offered at an issue price of 99.785% of the principal amount of the Notes.

Original Issue Date
(Settlement Date) .............  September 18, 1997.

Interest Rate .................  The Notes will bear a floating interest rate equal to three-month LIBOR (as defined
                                 herein) plus 25 basis points (the "Spread").
                                 Interest will be calculated by reference to each period beginning on the Original Issue Date and ending on (but excluding) the first Interest Payment Date (as defined below) and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date or the Maturity Date or date of redemption of a Note. The initial interest rate (the "Initial Interest Rate") will be determined based on three-month LIBOR on September 16, 1997 (two London Business Days (as defined herein) prior to the Original Issue Date). Commencing on December 17, 1997 (the "Initial Interest Reset Date"), the interest rate will be reset quarterly on each Interest Payment Date of each December, March, June and September (each an "Interest Reset Date") based on three-month LIBOR on the second London Business Day preceding such Interest Reset Date. See "Interest and Interest Rates," herein.

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Interest Payment Dates ........  Interest on the Notes will accrue from
                                 September 18, 1997 and is payable quarterly on the third Wednesday of each December, March, June and September (each, an "Interest Payment Date"), commencing on December 17, 1997 to holders of record at the close of business 15 calendar days preceding each Interest Payment Date (whether or not a Business Day). If any Interest Payment Date is not a Business Day, payment of interest otherwise payable on Notes will be made on the next succeeding Business Day and interest on principal shall accrue for the period from and after the Interest Payment Date to such next succeeding Business Day and no interest shall accrue on the interest payable on the Interest Payment Date for the period from and after such Interest Payment Date to such next succeeding Business Day. See "Description of Notes--Interest and Interest Rates" in this Prospectus Supplement.

Book-Entry or Certificated
Note ..........................  The Notes will be issued only in fully registered form and will be represented by one or more Global Notes registered in the name of a nominee of DTC, as Depositary. Beneficial interests in Global Notes will be shown on, and transfers thereof will be effected through, the records maintained by the Depositary (with respect to participants' interests) and its participants. Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants in such systems, or indirectly through organizations which are participants in these systems. Except as described in the accompanying Prospectus and this Prospectus Supplement, the Notes will not be available in definitive form.

                                 Secondary market trading between DTC
                                 participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary. See "Description of Debt Securities--Book-Entry System" in the accompanying Prospectus and see "Description of Notes--General" and "Additional Information Regarding Book-Entry and Clearance--Global Clearance and Settlement Procedures" elsewhere in this Prospectus Supplement.

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Minimum Denomination ..........  The Notes will be issued in minimum denominations of $1,000 and integral
                                 multiples of $1,000 in excess thereof.

Payment of Additional Amounts .  The Company will, subject to the exceptions and limitations set forth herein, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by the Company or a paying agent of the principal of and interest on the Notes to a Non-U.S. Holder (as defined under "Certain United States Federal Income Tax Considerations"), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable. See "Description of Notes--Payment of Additional Amounts" herein.

Redemption by the Company
Upon a Tax Event ..............  If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Company becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to the Company or any affiliate, that results in a substantial probability that the Company will or may be required to pay such additional amounts, then, subject to certain conditions specified herein, the Company may, at its option, redeem, as a whole, but not in part, the Notes on any Interest Payment Date on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption. See "Description of Notes--Redemption by the Company Upon a Tax Event" herein.

Optional Redemption by the
Company .......................  The Notes will be subject to redemption at the option of the Company on any Interest
                                 Payment Date beginning with the Interest
                                 Payment Date occurring in September 2000
                                 (the "Initial Redemption Date") in whole or from time to time in part in increments of $1,000 (provided that any remaining principal amount thereof shall be at least $1,000), at the Redemption Price (as defined herein), together with unpaid interest accrued to the date of redemption, on notice given not more than 60 nor less than 30 calendar days prior to the date of redemption and

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                                 in accordance with the provisions of the
                                 Indenture. "Redemption Price" means, with respect to any Note, an amount equal to 100% of the unpaid principal amount to be redeemed. See "Description of
                                 Notes--Optional Redemption by the Company" in this Prospectus Supplement.

Optional Repayment ............  The Notes will not be repayable by the
                                 Company at the option of the holders thereof prior to maturity. See "Description of Notes--Repayment at the Noteholder's Option; Repurchase" in this Prospectus Supplement.

Sinking Fund ..................  The Notes are not entitled to any sinking fund.

Subordination .................  The Notes will be direct, unsecured and unsubordinated obligations of the Company.
                                 Except as described under "Description of the Debt Securities--Negative Pledge" in the accompanying Prospectus, the Notes will not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. The operations of the Company are conducted through its subsidiaries, and therefore, the Company is dependent upon the earnings and cash flow of its subsidiaries to meet its obligations, including obligations under the Notes. The Notes will be effectively subordinated to all indebtedness of the Company's subsidiaries. See "Description of Notes--General" in this Prospectus Supplement.

Trustee and Paying Agent ......  The Chase Manhattan Bank, 450 West 33rd
                                 Street, New York, New York 10001 is Trustee under the Indenture and the Paying Agent. Chase Manhattan Bank Luxembourg S.A., 5, rue Plaetis, L-2338 Luxembourg, will be the Luxembourg Paying Agent.

Use of Proceeds ...............  The Company will not receive any proceeds from the sale of the Notes in any
                                 market-making transaction with which this
                                 Prospectus Supplement and accompanying
                                 Prospectus may be delivered.

Listing .......................  Application has been made to the Luxembourg
                                 Stock Exchange for listing of the Notes
                                 thereon.

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                             DESCRIPTION OF NOTES

GENERAL

   The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Senior Debt Securities" or the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions set forth in the Prospectus, to which description reference is hereby made. See "Description of Debt Securities."

   The Notes will be issued under an Indenture dated as of September 3, 1997, as supplemented by the First Supplemental Indenture, to be entered into on or before the Original Issue Date (the Indenture and the First Supplemental Indenture, together the "Indenture"), each between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms.

   The Notes will be direct, unsecured and unsubordinated obligations of the Company. Except as described under "Description of Debt Securities--Negative Pledge" in the accompanying Prospectus, the Notes will not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. The operations of the Company are conducted through its subsidiaries, and therefore, the Company is dependent upon the earnings and cash flow of its subsidiaries to meet its obligations, including obligations under the Notes. The Notes will be effectively subordinated to all indebtedness of the Company's subsidiaries. As of June 30, 1997 the aggregate amount of indebtedness of the Company's subsidiaries to which holders of the Notes would have been structurally subordinated was approximately $584.6 million, substantially all of which was incurred under customary arrangements utilized by the securities brokerage industry. The Company's rights and the rights of its creditors, including holders of Notes, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to prior claims of such subsidiary's creditors, including trade creditors, except to the extent the Company may itself be a creditor with reorganized claims against such subsidiary. In addition, net capital requirements under the Securities Exchange Act of 1934, as amended, and New York Stock Exchange, Inc. rules applicable to certain of the Company's subsidiaries could limit the payment of dividends and the making of loans and advances to the Company by such subsidiaries.

   The Notes have the following terms: (i) the Notes will be denominated in U.S. dollars and payments of principal and interest on such Notes will be made in U.S. dollars; (ii) the Notes will bear a floating rate of interest equal to three-month LIBOR (as defined herein) plus 25 basis points (the "Spread"); (iii) the Notes will be issued at a price of 99.785% of the principal amount (the "Issue Price"); (iv) the Notes will be issued on September 18, 1997 (the "Original Issue Date"); (v) the initial interest rate (the "Initial Interest Rate") on the Original Issue Date will be determined based on three-month LIBOR on September 16, 1997 (two London Business Days prior to the Original Issue Date); (vi) the Notes will mature on September 18, 2002; (vii) interest on the Notes will be paid quarterly on the third Wednesday of each December, March, June and September, commencing on December 17, 1997; (viii) the Notes may be redeemed at the option of the Company on any Interest Payment Date beginning with the Interest Payment Date occurring in September 2000 at the Redemption Price of 100% of the unpaid principal amount to be redeemed; (ix) under certain conditions, the Company will pay additional interest on the Notes as are necessary in order that net payment of principal of and interest on the Notes to a person who is not a U.S. Holder will not be less than the amount provided for in the Notes, provided that upon the occurrence of certain tax events, the Company may at its option redeem, as a whole, but not in part, the Notes, and (x) the Notes may not be repaid at the option of the holder, prior to their stated maturity.

   The Notes will mature on September 18, 2002. In the event that such maturity date of any Note or any date fixed for redemption or repayment of any Note (collectively, the "Maturity Date") is not a Business Day (as defined below), principal and interest payable at maturity or upon such redemption or repayment will be paid on the next succeeding Business Day with the same effect as if such Business Day were the Maturity Date. Interest on principal shall accrue for the period from and after the Maturity Date to such next succeeding Business Day but no interest shall accrue on the interest payable on the Maturity Date from and after the Maturity Date to such next succeeding Business Day. All Notes will mature at par.

   The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof, unless otherwise specified herein.

   Notes will be issued in the form of one or more fully registered global securities (each, a "Global Note") deposited with or on behalf of a depositary (the "Depositary") which will be The Depository Trust Company ("DTC"), and registered in the name of a nominee of the Depositary, in each case as specified herein. See "Description of Debt Securities--Book-Entry System" in the Prospectus.

   DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   Principal of and interest on the Notes will be payable in the manner described herein, the transfer of the Notes will be registrable, and the Notes will be exchangeable for Notes bearing identical terms and provisions, at the office of The Chase Manhattan Bank, the Company's paying agent (the "Paying Agent," which term includes any successor paying agent appointed by the Company, and any successor, appointed by the Company) and registrar for the Notes (the "Registrar," which term includes any successor registrar), currently located at 450 West 33rd Street, New York, New York 10001 and at the office of Chase Manhattan Bank Luxembourg S.A. as the Luxembourg Paying Agent, currently located at 5, rue Plaetis, L-2338 Luxembourg; provided, that payment of interest, other than interest at maturity or upon redemption or repayment, may be made by check mailed to the address of the person entitled thereto as it appears on the security register at the close of business on the Regular Record Date (as defined herein) corresponding to the relevant Interest Payment Date (as defined herein). Notwithstanding the foregoing, (i) a depositary, as holder of the Notes or (ii) a holder of more than $5 million in aggregate principal amount of Notes in definitive form, shall be entitled to receive payments of interest, other than interest due at maturity or upon redemption, if any, by wire transfer of immediately available funds into an account maintained by the holder in the United States, if appropriate wire transfer instructions have been received by the Paying Agent not less than ten days prior to the applicable Interest Payment Date. See "Description of Debt Securities--Book-Entry System" in the Prospectus.

   The principal and interest payable in U.S. dollars on a Note at maturity or upon redemption will be paid by wire transfer of immediately available funds against presentation of a Note at the office of the Paying Agent, or the Luxembourg Paying Agent.

INTEREST AND INTEREST RATES

   Interest payments on the Notes will accrue from and including the most recent Interest Payment Date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from and including the Original Issue Date to but excluding the related Interest Payment Date, the Maturity Date or any Redemption Date, as the case may be. Each Note will bear interest at a floating rate equal to 25 basis points above three-month LIBOR from its date of issue or from the most recent date to which interest on such Note has been paid or duly provided for, until the principal thereof is paid or made available for payment. Interest will be calculated by reference to each period (an "Interest Accrual Period") beginning on the Original Issue Date and ending on (but excluding) the first Interest Payment

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Date and each successive period beginning on (and including) an Interest
Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, the Maturity Date or Redemption Date of a Note. Interest will be payable on each Interest Payment Date and at maturity or on redemption, if any.

   The rate of interest on the Notes will be reset quarterly on each Interest Payment Date (each, an "Interest Reset Period"). Commencing on the Initial Interest Reset Date, the rate at which interest on such Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate. The Initial Interest Rate on the Original Issue Date will be determined based on three-month LIBOR on September 16, 1997 (two London Business Days prior to the Original Issue Date).

   If any Interest Reset Date for any Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding day that is a Business Day. As used herein, "Business Day" means any day (i) that is not a Saturday or Sunday, (ii) that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York and any other place of payment with respect to the Notes and (iii) that is also a day on which dealings in U.S. dollars are transacted in the London Interbank Market (a "London Business Day").

   The Notes do not have either of the following: (i) a maximum numerical limitation, or ceiling, on the rate at which interest may accrue during any interest period and (ii) a minimum numerical limitation, or floor, on the rate at which interest may accrue during any interest period. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

   Interest on the Notes will be payable quarterly, on a Business Day that occurs on the third Wednesday of each December, March, June and September. If any Interest Payment Date for any Note would otherwise be a day that is not a Business Day, such Interest Payment Date will be the next succeeding day that is a Business Day and interest on principal shall accrue for the period from and after the Interest Payment Date to such next succeeding Business Day and no interest shall accrue on the interest payable on the Interest Payment Date for the period from and after such Interest Payment Date to such next succeeding Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest, if any, will be made on the next succeeding Business Day, and interest on principal shall accrue for the period from and after such Maturity Date to such next succeeding Business Day but no interest shall accrue on the interest payable on the Maturity Date from and after the Maturity Date to such next succeeding Business Day.

   The amount of interest payable in respect of any Note for any period shall be calculated by applying the interest rate for that period to the outstanding principal amount of such Note and multiplying the product by the actual number of days in the Interest Accrual Period concerned divided by 360.

   All percentages resulting from any calculation on the Notes will be to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 5.876545% (or
 .05876545) would be rounded to 5.87655% (or .0587655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

   The interest rate applicable to each Interest Reset Period commencing on the Interest Reset Date with respect to such Interest Reset Period will be the rate determined on the "Interest Determination Date." The Interest Determination Date will be the second London Business Day preceding each Interest Reset Date. Three-month LIBOR will be determined and computed on such date, and the applicable interest rate will take effect on the related Interest Reset Date.

   The Chase Manhattan Bank will be the Calculation Agent (the "Calculation Agent," which term includes any successor calculation agent appointed by the Company), and for each Interest Reset Date will determine the interest rate with respect to the Notes as described below. The Calculation Agent will notify the Company, the Paying Agent, the Trustee and (for as long as the Notes are listed on the Luxembourg Stock Exchange) the Luxembourg Stock Exchange, and the Company shall cause to be published in a leading daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort (for as long as the Notes are listed on the Luxembourg Stock Exchange), the interest rate, the amount of interest per Note, and the period for which the interest rate will apply promptly after such determination is made, but no later than the Calculation Date. The Calculation Date is the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if determined, the interest rate which will become effective as a result of a determination made with respect to the most recent Interest Determination Date relating to such Note.

   "LIBOR" for each Interest Reset Date will be determined by the Calculation Agent as follows:

     (i) With respect to any Interest Determination Date, LIBOR will be the arithmetic mean of the offered rates (unless the specified Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate shall be used) for three-month deposits in the London interbank market in U.S. dollars and commencing on the second London Business Day immediately following such Interest Determination Date that appear on the Designated LIBOR Page as of 11:00 a.m., London time, on such Interest Determination Date, if at least two such offered rates appear (unless, as aforesaid, only a single rate is required) on such Designated LIBOR Page. If no rate appears on the Designated LIBOR Page (or, if the Designated LIBOR Page by its terms provides for more than a single rate but fewer than two offered rates appear on such Page), LIBOR in respect of such Interest Determination Date will be determined as if the parties had specified the rate described in clause (ii) below.

     (ii) With respect to an Interest Determination Date to which the last sentence of clause (i) above applies, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for three-month deposits in U.S. dollars commencing on the second London Business Day immediately following such Interest Determination Date to prime banks in the London interbank market at approximately 11:00 a.m., London time on such Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in such market at such time. If at least two such quotations are provided, LIBOR determined on such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR determined on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in The City of New York, on such Interest Determination Date for three-month loans made in U.S. dollars to leading European banks commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in such market at such time by three major banks in The City of New York selected by the Calculation Agent; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR will be LIBOR determined with respect to the Interest Reset Date preceding the applicable Interest Determination Date.

   "Designated LIBOR Page" means the display on the Reuters Monitor Money Rates Service for the purpose of displaying the London interbank offered rates of major banks for U.S. dollars (or such other page as may replace that page on that service for the purpose of displaying such rates).

   Interest will be payable to the person in whose name a Note is registered at the close of business on the Regular Record Date immediately preceding the related Interest Payment Date; provided, however, that: (i) if the Company fails to pay such interest on such Interest Payment Date, such defaulted interest will be paid to the person in whose name such Note is registered at the close of business on the record date to be established for the payment of defaulted interest; and (ii) interest payable at maturity, redemption or repayment will be payable to the person to whom principal shall be payable. The Interest Payment Dates for the Notes shall be the third Wednesday of each December, March, June and September and each Regular Record Date for the Notes will be the fifteenth calendar day (whether or not a Business Day) next preceding each Interest Payment Date (a "Regular Record Date").

 PAYMENT OF ADDITIONAL AMOUNTS

   The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by the Company or a paying agent of the principal of and interest on the Notes to a person that is not a U.S. Holder (as defined under "Certain United States Federal Income Tax Considerations," below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

   (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

     (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

     (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

     (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

     (d) being or having been a "10-percent shareholder" of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

   (2) to any holder that is not the sole beneficial owner of the Notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

   (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

   (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

   (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

   (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

   (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

   (8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

   The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of

Additional Amounts" and under the heading "Description of Notes--Redemption by the Company Upon a Tax Event," the Company shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

REDEMPTION BY THE COMPANY UPON A TAX EVENT

   If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Company becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to the Company or any affiliate, that results in a substantial probability that the Company will or may be required to pay such additional amounts, then the Company may, at its option, redeem, as a whole, but not in part, the Notes on any Interest Payment Date on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that the Company determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless the Company shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and that the Company is therefore entitled to redeem the Notes pursuant to their terms.

OPTIONAL REDEMPTION BY THE COMPANY

   The Notes will not be subject to any sinking fund. The Notes will be redeemable at the option of the Company on any Interest Payment Date (each, a "Redemption Date") beginning with the Interest Payment Date occurring in September 2000 (the "Initial Redemption Date") in whole or from time to time in part in increments of $1,000 or such other minimum denomination specified herein (provided that any remaining principal amount thereof shall be at least $1,000 or such minimum denomination), at the applicable Redemption Price (as defined herein), together with unpaid interest accrued to the date of redemption, on notice given not more than 60 nor less than 30 calendar days prior to the date of redemption and in accordance with the provisions of the Indenture. "Redemption Price" means, with respect to any Note, 100% of the unpaid principal amount to be redeemed.

REPAYMENT AT THE NOTEHOLDERS' OPTION; REPURCHASE

   The Notes will not be repayable by the Company at the option of the holders thereof prior to maturity.

   The Company may at any time purchase Notes at any price in the open market or otherwise. Notes purchased by the Company may, at its discretion, be held, resold or surrendered to the Registrar for cancellation.

GOVERNING LAW

   The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

           ADDITIONAL INFORMATION REGARDING BOOK-ENTRY AND CLEARANCE

BOOK-ENTRY, DELIVERY AND FORM

   The Notes will be issued in the form of one or more fully registered global notes (the "Global Notes") which will be deposited with, or on behalf of DTC as the Depositary, and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC ("DTC Participants"). Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. The Chase Manhattan Bank will act as depositary for each of Euroclear and Cedel (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly. Distributions with respect to the Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

   Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Managers. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

   The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

    Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

   Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

   Definitive Notes may be issued in the limited circumstances set forth in "Description of the Debt Securities--Book-Entry System" of the accompanying Prospectus. If definitive Notes are issued, payment of principal of and interest on the Notes will be made as set forth under "Description of Notes--General," above. Definitive Notes can be transferred by presentation for registration to the Registrar at its New York or Luxembourg offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to the Company or the Trustee duly executed by the holder or his attorney duly authorized in writing. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive Notes.

   The Company has appointed Chase Manhattan Bank Luxembourg S.A. as paying agent and transfer agent in Luxembourg (in such capacity the "Luxembourg Paying Agent"). The Company will maintain a paying and transfer agent in Luxembourg as long as the Notes are listed on the Luxembourg Stock Exchange. For as long as the Notes are listed on the Luxembourg Stock Exchange, any changes as to the identity or location of the Luxembourg Paying Agent will be published in a leading daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

   Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

   Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedel Participants and Euroclear Participants may not deliver instructions directly to the Common Depositary.

   Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel

Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in DTC.

   Although DTC, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF THE COMPANY

John S. Chalsty             Chairman and Chief Executive Officer and Director
Joe L. Roby                 President and Chief Operating Officer and Director
Carl B. Menges              Vice Chairman and Director
Anthony F. Daddino          Executive Vice President, Chief Financial Officer and Director
Richard S. Pechter          Chairman, Financial Services Group and Director
Hamilton E. James           Chairman, Banking Group and Director
Theodore P. Shen            Chairman, Capital Markets Group and Director
Michael M. Bendik           Senior Vice President and Chief Accounting Officer
Michael A. Boyd             Senior Vice President and General Counsel
Gerald B. Rigg              Senior Vice President and Director of Human Resources
Claude Bebear               Director
Henri de Castries           Director
Denis Duverne               Director
Louis Harris                Director
Henri Baron Hottinguer      Director
W. Edwin Jarmain            Director
Francis Jungers             Director
Joseph J. Melone            Director
W.J. Sanders III            Director
Stanley B. Tulin            Director
John C. West                Director

                             RECENT DEVELOPMENTS

   In addition to the subsequent events set forth in the Company's Report on Form 10-Q for the quarter ended June 30, 1997, the following events have occurred since June 30, 1997.

   The Company exercised its option to redeem the $28.8 million convertible debentures issued in conjunction with the acquisition of a London based financial advisory firm. Such debentures were converted into 685,204 shares of common stock of the Company at the conversion price of $42 per share.

   During the third quarter of 1997, the Company issued $110.0 million Medium-Term Notes under its $300 million Medium-Term Notes program which commenced in April 1997.

   In August 1997, $88.0 million of 7.88% Medium-Term Notes plus accrued interest were repaid in full.

              CAPITALIZATION OF THE COMPANY AND ITS SUBSIDIARIES

   The following table sets forth the short-term borrowings, long-term borrowings and capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the sale by the Company of an aggregate principal amount of $350,000,000 of Notes offered hereby. This table should be read in conjunction with "Recent Developments" included elsewhere herein and the Consolidated Financial Statements, including the notes thereto, incorporated by reference herein. Except as set forth under "Recent Developments," above, there has been no material change to the capitalization of the Company since June 30, 1997.

                                                                     AS OF JUNE 30, 1997
                                                                 ----------------------------
                                                                  (IN THOUSANDS, EXCEPT FOR
                                                                       PER SHARE DATA)
                                                                         (UNAUDITED)
                                                                     ACTUAL      AS ADJUSTED
                                                                 ------------- -------------
Short-term borrowings ..........................................   $3,011,911    $3,011,911
                                                                 ============= =============
Long-term borrowings: (1)
 Senior Notes, 6 7/8% due in 2005 ..............................      497,322       497,322
 Senior subordinated revolving credit agreement due 2000  ......      325,000       325,000
 Subordinated exchange notes, 9-5/8% due in 2003 ...............      225,000       225,000
 Structured Notes ..............................................      188,065       188,065
 Global Floating Rate Notes due 2002 ...........................           --       350,000
 Medium-term notes, 5 5/8% due in 2016 .........................      249,549       249,549
 Medium-term notes, 7.88% due in 1997 ..........................       88,000        88,000
 Medium-term notes, 5.8125% due in 2000 ........................       69,846        69,846
 Junior subordinated convertible debentures, 6.1875% due in
  2001..........................................................       36,000        36,000
 Junior subordinated convertible debentures, 5% due in 2004  ...       28,779        28,779
 Other borrowings ..............................................       31,921        31,921
                                                                 ------------- -------------
   Total long-term borrowings ..................................    1,739,482     2,089,482

Company-obligated mandatorily redeemable preferred securities
 of subsidiary trust holding solely debentures of the Company ..      200,000       200,000

Stockholders' equity:
 Series A Preferred Stock, at liquidation preference ($50.00 liquidation preference, 4,000,000 shares authorized,
  issued and outstanding).......................................      200,000       200,000
 Common stock ($0.10 par value)
  150,000,000 shares authorized;
  55,098,363 shares issued and outstanding......................        5,510         5,510
 Restricted stock units; 5,179,147 units authorized; 3,283,613
  units issued and outstanding .................................       67,305        67,305
 Paid-in capital ...............................................      411,533       411,533
 Retained earnings .............................................    1,136,479     1,136,479
 Cumulative translation adjustment .............................        3,568         3,568
                                                                 ------------- -------------
   Total stockholders' equity ..................................    1,824,395     1,824,395
                                                                 ============= =============
    Total capitalization .......................................   $3,763,877    $4,113,877
                                                                 ============= =============

------------
(1) Long-term borrowings include current maturities of long-term borrowings.

          SELECTED FINANCIAL DATA OF THE COMPANY AND ITS SUBSIDIARIES

                                             SIX MONTHS ENDED JUNE
                                                      30,                  YEARS ENDED DECEMBER 31,
                                            -----------------------  ------------------------------------
                                                1997        1996         1996        1995         1994
                                            ----------- -----------  ----------- -----------  -----------
                                             (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA AND FINANCIAL
                                                                       RATIOS)
                                                  (UNAUDITED)
CONSOLIDATED INCOME STATEMENT DATA:
Revenues:
 Commissions ..............................   $  326.7    $  299.0     $  573.3    $  460.2     $  376.1
 Underwritings ............................      338.5       391.0        714.2       441.5        261.1
 Fees .....................................      322.8       184.7        470.0       369.1        281.3
 Interest, net (1) ........................      689.7       481.9      1,074.2       904.1        791.9
 Principal transactions-net:
  Trading .................................      266.2       275.1        435.4       364.9        165.7
  Investment ..............................       64.4       111.1        163.0       163.7         97.6
 Other ....................................       34.3        24.3         60.7        55.1         35.0
                                            ----------- -----------  ----------- -----------  -----------
    Total revenues ........................    2,042.6     1,767.1      3,490.8     2,758.6      2,008.7
                                            ----------- -----------  ----------- -----------  -----------
Costs and Expenses:
 Compensation and benefits.................      865.8       809.0      1,538.8     1,261.4        897.8
 Compensation expense -
  restricted stock units...................         --          --           --         6.2           --
 Interest..................................      465.2       352.5        733.2       680.6        503.8
 Brokerage, clearing, exchange fees and
  other....................................      109.8        97.7        201.3       168.1        135.6
 Occupancy and equipment ..................       85.3        67.9        159.3       127.1         90.1
 Communications ...........................       29.8        23.8         53.7        42.8         36.6
 Other operating expenses .................      175.7       150.4        330.7       173.9        139.8
                                            ----------- -----------  ----------- -----------  -----------
    Total costs and expenses ..............    1,731.6     1,501.3      3,017.0     2,460.1      1,803.7
                                            ----------- -----------  ----------- -----------  -----------
Income before provision for income taxes  .      311.0       265.8        473.8       298.5        205.0
Provision for income taxes ................      124.4       103.7        182.5       119.4         82.0
                                            ----------- -----------  ----------- -----------  -----------
Net income.................................   $  186.6    $  162.1     $  291.3    $  179.1     $  123.0
                                            =========== ===========  =========== ===========  ===========
Dividends on preferred stock...............   $    6.2    $    9.9     $   18.7    $   19.9     $   21.0
                                            =========== ===========  =========== ===========  ===========
Earnings applicable to common shares ......   $  180.4    $  152.2     $  272.6    $  159.2     $  102.0
                                            =========== ===========  =========== ===========  ===========
Weighted average common shares (2):
 Primary ..................................     62,488      59,839       59,918      51,657           --
 Fully diluted.............................     64,739      59,839       60,788      51,680           --
Earnings per share (2):
 Primary...................................   $   2.89    $   2.54     $   4.55    $   3.08           --
 Fully diluted.............................   $   2.79    $   2.54     $   4.49    $   3.08           --
Pro forma weighted average common
 shares outstanding (3)....................         --          --           --          --       51,475
Pro forma earnings per common share (3) ...         --          --           --          --     $   1.98

                              S-19

                                             SIX MONTHS ENDED JUNE
                                                      30,                  YEARS ENDED DECEMBER 31,
                                            -----------------------  ------------------------------------
                                                1997        1996         1996        1995         1994
                                            ----------- -----------  ----------- -----------  -----------
                                             (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA AND FINANCIAL
                                                                       RATIOS)
                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA
(AT END OF PERIOD):
Securities purchased under agreements to
 resell and securities borrowed............  $39,492.2    $29,872.7   $29,954.2    $27,793.1   $19,166.9
Total assets ..............................   69,722.1     47,746.6    55,503.7     44,576.5    33,261.6
Securities sold under agreements to
 repurchase and securities loaned..........   41,375.8     29,703.2    32,103.1     29,369.0    20,385.4
Long-term borrowings ......................    1,739.5      1,103.9     1,541.6        983.4       539.9
Preferred stock ...........................      200.0        225.0       200.0        225.0       225.0
Total stockholders' equity ................    1,824.4      1,337.5     1,647.2      1,198.7       820.3
OTHER FINANCIAL DATA (AT END OF PERIOD):
Book value per common share outstanding  ..  $   27.82    $   22.89   $   24.79    $   20.50   $   16.41
Ratio of net assets to total stockholders'
 equity (4)................................       16.5x       13.36x      15.51x       14.00x      17.18x
Ratio of long-term borrowings to total
 capitalization (5)........................       0.45         0.41        0.44         0.37        0.30
Return on average common stockholders'
 equity (6)................................       23.5%        24.1%       20.6%        17.1%       13.1%
Ratio of earnings to fixed charges ........       1.17x        1.20x       1.16x        1.11x       1.10x
Ratio of earnings to combined fixed
 charges and preferred stock dividends (7).       1.16x        1.19x       1.16x        1.10x       1.09x

------------
(1) Interest is net of interest expense to finance U.S. government, agency and mortgage backed securities of $1,365.8 million, $991.3 million, $2,132.6 million, $2,019.2 million and $1,612.8 million, respectively.
(2) Primary and fully diluted earnings per common share are computed by dividing earnings applicable to common shares (net income less preferred dividends) by the respective weighted average number of shares of common stock and common stock equivalents outstanding during each period presented. Common share equivalents include shares of common stock issuable under the Company's Restricted Stock Unit Plan and the dilutive effects of options under the Treasury Stock method. In addition, in calculating fully diluted earnings per common share, common share equivalents also include the dilutive effect of convertible debt using the "if -converted" method.
(3) Pro forma earnings per common share are calculated by dividing earnings applicable to common shares, (net income less preferred dividends) by the pro forma weighted average number of common shares and common share equivalents outstanding. Pro forma common shares outstanding represent actual historical shares outstanding adjusted for the dilutive effect of the Restricted Stock Units (RSUs) using the treasury stock method.
(4) Net assets (total assets excluding securities purchased under agreements to resell and securities borrowed) divided by total stockholder equity.
(5) Long-term borrowings and total capitalization (the sum of long-term borrowings, preferred stock and stockholders' equity) exclude current maturities of long-term borrowings.
(6) Return on average common stockholders' equity is calculated on an annualized basis for periods of less than one full year and is based on earnings applicable to common shares.
(7) For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends (i) earnings consist of income before the provision for income taxes and fixed charges and (ii) fixed charges consist of interest expense and one-third of rental expense which is deemed representative of an interest factor.

           CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   In the opinion of Wilmer, Cutler & Pickering, special tax counsel to the Company, the following summary accurately describes the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes to initial holders purchasing Notes at the "issue price" (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, changes to any of which subsequent to the date of this Prospectus Supplement may affect the tax consequences described herein. Wilmer, Cutler & Pickering undertakes no obligation to supplement this opinion to reflect any changes in laws that may occur after the date hereof.

   This summary discusses only Notes held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, persons holding Notes as part of a straddle or hedging transaction, or United States Holders whose functional currency (as defined in Code Section 985) is not the U.S. dollar. Finally, this summary does not discuss Original Issue Discount Notes (as defined below for the purposes of this summary) which qualify as "applicable high-yield discount obligations" under Section 163(i) of the Code. Holders of Original Issue Discount Notes which are "applicable high-yield discount obligations" may be subject to special rules. Persons considering the purchase of Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

   As used in this summary, the term "U.S. Holder" means the beneficial owner of a Note that is (i) for United States federal income tax purposes a citizen or resident of the United States (including certain former citizens and former long-term residents), (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary supervision and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

   As used in this summary, the term "Non-U.S. Holder" means an owner of a Note that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a foreign estate, (iv) a foreign trust or (v) a foreign partnership, one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

 PAYMENTS OF INTEREST

   Interest paid or accrued on Notes will be taxable to U.S. Holders as ordinary interest income. Interest will be included in U.S. Holders' income at the time such payments are accrued or are received in accordance with the U.S. Holder's method of accounting for United States federal income tax purposes, unless the Notes are classified as Original Issue Discount Notes. The time at which interest paid or accrued with respect to Original Issue Discount Notes is included in a U.S. Holder's income is described below.

 ORIGINAL ISSUE DISCOUNT NOTES

   A Note that is issued for an issue price that is less than its stated redemption price at maturity will generally be considered to have been issued at an original issue discount for United States federal income tax purposes (an "Original Issue Discount Note"). The "issue price" of a Note equals the first price at which a substantial amount of the Notes is sold to the public for money (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The "stated redemption price at maturity" of a Note equals the sum of all payments required under the Note other than payments of qualified stated interest.

   "Qualified stated interest" generally means stated interest unconditionally payable as a series of payments in cash or property (other than debt instruments of the Company) at least annually during the entire term of the Note and equal to the outstanding principal balance of the Note multiplied by a single fixed rate of interest. In addition, interest unconditionally payable at least annually with respect to floating rate Notes may in certain circumstances be treated as qualified stated interest. See "--Floating Rate Notes" below.

   A Note will not be considered to have original issue discount if the difference between the Note's stated redemption price at maturity and its issue price is less than a de minimis amount, i.e., 1/4 of 1% of the stated redemption price at maturity multiplied by the number of complete years to maturity. Holders of Notes with a de minimis amount of original issue discount will generally include such original issue discount in income, as capital gain, on a pro rata basis as principal payments are made on the Note.

   A U.S. Holder of Original Issue Discount Notes will be required to include qualified stated interest payments in income as such payments are received or accrued in accordance with the U.S. Holder's method of accounting for federal income tax purposes. U.S. Holders of Original Issue Discount Notes will be required to include original issue discount in income for federal income tax purposes as it accrues, regardless of their accounting method, in accordance with a constant yield method based on a compounding of interest. As a consequence, U.S. Holders will be required to include interest on Original Issue Discount Notes in income before receiving the corresponding interest payments.

   In general, the amount of original issue discount included in income by the initial U.S. Holder of an Original Issue Discount Note will be the sum of the daily portions of original issue discount with respect to such Original Issue Discount Note for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder held the Original Issue Discount Note. The "daily portion" of original issue discount on any Original Issue Discount
Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Original Issue Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between
(i) the product of the Original Issue Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. (An issuer's call option is not taken into account in determining yield and maturity if, by exercising the option, the issuer would increase the yield to maturity.) The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period is the sum of the issue price of the Original Issue Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Original Issue Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

   Constant Yield Election. U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election may be made separately for each debt instrument or class of debt instrument.

 FLOATING RATE NOTES

   Floating rate Notes acquired by U.S. Holders are subject to special rules for determining qualified stated interest or original issue discount. A floating rate Note will qualify as a "variable rate debt instrument" if (i) its issue price does not exceed the total noncontingent principal payments due under the floating rate Note by more than a specified de minimis amount and (ii) it provides for stated interest, paid or compounded at least annually, at among other things, current values of one or more qualified floating rates. A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the floating rate Note is denominated. Rates such as the CD Rate, Commercial Paper Rate, Eleventh District Cost of Funds Rate, Federal Funds Rate, LIBOR, Prime Rate, CMT Rate and the Treasury Rate, plus or minus a fixed Spread (or a fixed rate minus one of the above floating rates) will generally be treated as qualified stated interest.

   Because the Notes provide for stated interest at a single qualified floating rate throughout their term and the interest on the Notes are unconditionally payable at least annually, all stated interest on the Notes will constitute qualified stated interest, and will be taxed as described above under "Original Issue Discount Notes." The Notes will not have original issue discount unless they are issued for an amount that is less than their stated principal amount, and the amount of such original issue discount is more than the de minimis amount described above under "Original Issue Discount Notes." If a Note is issued with original issue discount, the amount of original issue discount that accrues during an accrual period is determined under the rules applicable to fixed rate debt instruments by converting the variable rate into an equivalent fixed rate. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules. Because a Note will bear interest at a floating rate based on LIBOR and will be issued at or below par, it will qualify as a "variable rate debt instrument."

 SALE, EXCHANGE OR RETIREMENT OF THE NOTES

   Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Note which has not previously been included in income. Such amounts are treated as payments of interest. See "--Payments of Interest" above. A U.S. Holder's adjusted tax basis in a Note will equal the U.S. Holder's cost of acquiring the Note, increased by the amount of original issue discount the U.S. Holder previously included in income with respect to such Note and reduced by any amortized bond premium, principal payments, and the amount of any other payments except payments of qualified stated interest (as defined above).

   Gain or loss realized on the sale, exchange or retirement of a Note will be capital gain or loss. See "--Original Issue Discount Notes" above. For certain noncorporate U.S. Holders (including individuals), the rate of taxation of capital gain will depend upon (i) the U.S. Holder's holding period for the Note (with preferential rates available for a Note held more than 18 months) and (ii) the U.S. Holder's marginal tax rate for ordinary income. U.S. Holders should consult their tax advisors with respect to applicable rates and holding periods, and netting rules for capital losses.

 PURCHASERS OF NOTES AT OTHER THAN ORIGINAL ISSUE PRICE OR DATE

   The foregoing does not discuss special rules which may affect the treatment of purchasers that acquire Notes either (a) other than at the time of original issuance or (b) at the time of original issuance other than at the issue price, including those provisions of United States tax law relating to the treatment of "market discount," "acquisition premium," and "amortizable bond premium." Such purchasers should consult their tax advisors as to the consequences to them of the acquisition, ownership and disposition of the Notes.

 BACKUP WITHHOLDING AND INFORMATION REPORTING FOR U.S. HOLDERS

   Information reporting to the Internal Revenue Service is required for interest payments and original issue discount accruals for certain noncorporate U.S. Holders (including individuals). These noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including original issue discount, if any) on, and the proceeds of disposition of, a Note. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. The application for exemption is available by providing a properly completed Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

   The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

 INCOME AND WITHHOLDING TAX

   Under present United States federal law, and subject to the discussion below concerning backup withholding:

     (a) payments of principal, interest (including original issue discount, if any) and premium on the Notes by the Company or any paying agent to any Non-U.S. Holder will not be subject to the 30% United States federal withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and (ii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

     (b) a Non-U.S. Holder of a Note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such Note, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined in Code Section 911(d)(3)) in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to foreign tax of at least 10%) or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or
    (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

   Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from withholding tax described in paragraph
(a) above, either the beneficial owner of a Note, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Note on behalf of such beneficial owner, file a statement with the withholding agent that the beneficial owner of the Note is not a U.S. Holder. The financial institution must certify under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a Note certifies on United States Internal Revenue Service Form W-8, under penalties of perjury, that it is not a U.S. Holder and provides its name and address, and any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement (and furnishes the withholding agent with a copy thereof).

   If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if interest (including original issue discount) on the Note or gain realized on its sale, exchange or other disposition is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States income tax on such effectively connected income in the same manner as if it were a U.S. Holder. See "--Tax Consequences to United States Holders" above. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the Company a properly executed United States Internal Revenue Service Form 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including original issue discount) on and any gain recognized on the sale, exchange or other disposition of a Note will be included in the effectively connected earnings and profits of such Non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

   Under Section 2105(b) of the United States federal estate tax law, a Note or coupon held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of such individual's death, payments with respect to such Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

   Each Non-U.S. Holder of a Note should be aware that if it does not properly provide the required Internal Revenue Service form, or if the Internal Revenue Service form is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate.

 BACKUP WITHHOLDING AND INFORMATION REPORTING FOR NON-U.S. HOLDERS

   Under certain circumstances, the United States Internal Revenue Service requires information reporting and backup withholding of United States federal income tax at a rate of 31% with respect to payments to certain noncorporate Non-U.S. Holders (including individuals). Information reporting and backup withholding will apply unless such noncorporate Non-U.S. Holders certify to the withholding agent that the beneficial owner of the Note is not a U.S. Holder. This certification requirement will generally be satisfied by the certification provided to avoid the 30% withholding tax (described above).

   The payment of the proceeds of a disposition of a Note by a Non-U.S. Holder to or through the United States office of a broker or through a non-United States branch of a United States broker generally will be subject to information reporting and backup withholding at a rate equal to 31% of the gross proceeds unless the Non-U.S. Holder certifies on Internal Revenue Service Form W-8 that the beneficial owner of the Note is not a U.S. Holder or otherwise establishes an exemption. The payment of the proceeds of a disposition of a note by a Non-U.S. Holder to or through a non-United States office of a non-United States broker will not be subject to backup withholding or information reporting unless the non-United States broker has certain United States relationships.

   Non-U.S. Holders of Notes should consult their tax advisors regarding the application of withholding, information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

   Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

    THE FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE U.S. HOLDERS AND NON-U.S. HOLDERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECTS OF CHANGES IN SUCH LAWS.

                             PLAN OF DISTRIBUTION

   This Prospectus Supplement has been prepared for use by DLJSC in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions. DLJSC has advised the Company that it currently intends to make a market in the Notes, but it is not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

                             GENERAL INFORMATION

   Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-laws of the Company and a legal notice relating to the issuance of the Notes have been deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and the Company's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and the Company and the holders of the Notes. Also, for as long as the Notes are listed on the Luxembourg Stock Exchange, all notices to be made to noteholders will be published in a leading daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort. In addition, copies of the Annual Reports and Quarterly Reports of the Company may be obtained free of charge at such office. The Annual Reports contain consolidated and condensed, non-consolidated financial statements of the Company.

   Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no adverse change in the financial position of the Company or its subsidiaries since December 31, 1996 that is material to the Company and its subsidiaries taken as a whole.

   Except as disclosed in this Prospectus Supplement, the Prospectus and documents incorporated herein and therein by reference, neither the Company nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and the Company is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

   The Company accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

   Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of the Company on May 15, 1997, and by the Pricing Committee of the Board of Directors on September 4, 1997.

   The Notes have been assigned Euroclear and Cedel Common Code No. 8040133, International Security Identification Number (ISIN) US257661AC28 and CUSIP No. 257661AC2.

PROSPECTUS
AUGUST 22, 1997

                                $1,000,000,000
                      DONALDSON, LUFKIN & JENRETTE, INC.

                               DEBT SECURITIES

   Donaldson Lufkin & Jenrette, Inc. (the "Company") may from time to time offer, together or separately, (i) senior debt securities ("Senior Debt Securities") or (ii) subordinated debt securities ("Subordinated Debt Securities") (collectively, the "Debt Securities").

   The Debt Securities offered pursuant to this Prospectus may be issued in one or more series or issuances in U.S. dollars or in one or more foreign currencies, currency units or composite currencies. The aggregate initial public offering price of the securities to be offered by this Prospectus shall not exceed $1,000,000,000 (or its equivalent in one or more foreign currencies, currency units or composite currencies).

   Specific terms of the securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying prospectus supplement (a "Prospectus Supplement"), together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following: the ranking as senior or subordinated debt securities, the specific designation, aggregate principal amount, authorized denomination, maturity, rate (which may be fixed or variable) or method of calculation of interest and dates for payment thereof, and any exchangeability, conversion, redemption, prepayment or sinking fund provisions and any listing on a securities exchange. Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Debt Securities on a national securities exchange.

   The Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This Prospectus has been prepared for use by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sales of the Offered Securities which may be made by it from time to time in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. The Company has been advised by DLJSC that it currently intends to make a market in the Offered Securities; however, it is not obligated to do so. Any such market-making may be discontinued at any time, and there is no assurance as to the liquidity of, or trading market for, the Offered Securities. DLJSC may act as principal or agent in such transactions. See "Plan of Distribution." This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

   CERTAIN PERSONS PARTICIPATING IN THE DISTRIBUTION OF THE OFFERED SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES OR OTHER DEBT SECURITIES. SPECIFICALLY, THE AGENTS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, OFFERED SECURITIES IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's common stock, par value $0.10 per share (the "Common Stock"), is listed on The New York Stock Exchange (the "NYSE"), and reports and other information concerning the Company can also be inspected at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended December 31, 1996, Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and Current Report on Form 8-K filed on April 11, 1997, previously filed by the Company with the Commission, are incorporated by reference in this Prospectus.

   All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Offered Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to Donaldson, Lufkin & Jenrette, Inc., 277 Park Avenue, New York, New York 10172, Attention: Corporate Secretary (Telephone: (212) 892-3000).

                               USE OF PROCEEDS

   The Company will not receive any proceeds from the sale of the Offered Securities in any market-making transaction with which this Prospectus may be delivered.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated.

                                                                   SIX MONTHS
                                  YEARS ENDED DECEMBER 31,           ENDED
                            -------------------------------------   JUNE 30,
                             1992    1993   1994    1995   1996       1997
Ratio of earnings to fixed
 charges (1)...............  1.21    1.20   1.10    1.11   1.16       1.17

------------
(1)    For the purpose of calculating the ratio of earnings to fixed charges
       (i) earnings consist of income before provision for income taxes and fixed charges and (ii) fixed charges consist of interest expense and one-third of rental expense which is deemed representative of an interest factor.

                                 THE COMPANY

   The Company is a leading integrated investment and merchant bank that serves institutional, corporate, governmental and individual clients. The Company's businesses include securities underwriting, sales and trading; merchant banking; financial advisory services; investment research; correspondent brokerage services; and asset management. While results have fluctuated from year to year, for the years 1992 through 1996, the Company's total revenues and net income increased by a compound annual growth rate of 20.4% and 18.7%, respectively. The Company's average annual after-tax return on common equity for the past five years was 23.6%. At June 30, 1997, the Company had total assets of $69.7 billion and total stockholders' equity of $1.8 billion.

   The Company's principal strategy is to focus its resources on certain core businesses where management believes the Company can compete profitably and be among the leading participants in each targeted market. Over the past several years, the Company has significantly expanded the scope of its business activities and its customer base, both in the U.S. and internationally. It has established strong positions in selected high-margin activities, including equity and high-yield corporate securities underwriting as well as merchant banking, and has increased its market share in a broad range of businesses. Key elements of this expansion have been the Company's recruitment of experienced professionals during periods of turmoil in the securities industry, the continued development and retention of the Company's existing personnel at all levels and the continuity of senior management. In addition, the Company historically has emphasized economic and investment research in the development of its business and believes that its commitment to research has been an important contributor to its success.

   The Company conducts its business through three principal operating groups, each of which is an important contributor to revenues and earnings: the Banking Group, which includes the Company's Investment Banking, Merchant Banking and Emerging Markets groups; the Capital Markets Group, consisting of the Company's institutional debt and equity businesses as well as Sprout, its venture capital affiliate; and the Financial Services Group, composed of its Pershing clearing division, high-net-worth retail brokerage and asset management businesses.

   The Company's Banking Group is a major participant in the raising of capital and the providing of financial advice to companies throughout the U.S. and has significantly expanded its activities abroad. Through its Investment Banking group, the Company manages and underwrites public offerings of securities, arranges private placements and provides advisory and other services in connection with mergers, acquisitions, restructurings and other financial transactions. Its Merchant Banking group pursues direct investments in a variety of areas through a number of investment vehicles funded with capital provided primarily by institutional investors, the Company and its employees. Since the Company began investing in leveraged investments in 1985, it has achieved an average annual internal rate of return substantially higher than comparable industry benchmarks. The Emerging Markets group specializes in client advisory services, merchant banking and the underwriting, sales and trading of securities in Latin America, Asia and certain other international markets. In addition, the Company recently acquired Phoenix Group Limited, a leading financial advisory firm in the United Kingdom.

   The Capital Markets Group encompasses a broad range of activities including trading, research, origination and distribution of equity and fixed-income securities, private equity investments and venture capital. Its focus is primarily client-driven, in contrast to that of many other securities firms which emphasize proprietary trading, an approach that reduces the Company's exposure to market volatility. Its Fixed-Income division provides institutional clients with research, trading and sales services for a broad range of fixed-income products including high-yield corporate, investment-grade corporate, U.S. government and mortgage-backed securities. The Institutional Equities division provides institutional clients with research, trading and sales services in U.S. listed and over-the-counter equity securities. In addition, the Company's Equity Derivatives division provides a broad range of equity and index options products, while Sprout is one of the oldest and largest groups in the private equity investment and venture capital industry.

   The Company's Financial Services Group consists of those businesses that serve individual investors and financial intermediaries. The group's largest unit, the Pershing Division, provides trade execution, clearing and communications services. The group's three other businesses deal primarily with individual investors. DLJ Asset Management provides money management and trust services to corporations, high-net-worth individuals and families. The Company's 300-broker Investment Services Group provides a full range of traditional, research-based brokerage services, and PC Financial Network is one of the country's largest on-line discount brokerage services.

   Founded in 1959, the Company initially focused on providing in-depth investment research to institutional investors. In 1970, the Company became the first member firm of the NYSE to be owned publicly. Fifteen years later, the Company was purchased by The Equitable Life Assurance Society of the United States. Prior to October 1995, the Company was an independently operated, wholly owned (direct and indirect) subsidiary of The Equitable Companies Incorporated ("EQ") (EQ and its subsidiaries other than the Company, collectively, "Equitable"). After the completion of an initial public offering in October 1995, Equitable's ownership in the Company was reduced from 100% to 80.2%. Equitable, which as of March 31, 1997, owned approximately 78.2% of the Company's issued and outstanding common stock, is a diversified financial services organization and one of the world's largest investment management organizations. AXA-UAP is EQ's largest stockholder, beneficially owning at March 31, 1997, approximately 60.7% of EQ's outstanding shares of common stock and $392.2 million stated value of EQ's Series E convertible preferred stock.

   The principal executive offices of the Company are located at 277 Park Avenue, New York, NY, 10172 and its telephone number is (212) 892-3000.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.10 per share and 25,000,000 shares of Preferred Stock, par value $0.01 per share. As of August 8, 1997, the Company had 55,801,730 shares of Common Stock outstanding. In October 1996, the Company exercised its option under the terms of the $8.83 Cumulative Preferred Stock agreement to exchange all outstanding shares of Cumulative Exchangeable Preferred Stock for $225 million in aggregate principal amount of 9.58% Subordinated Exchange Notes due October 15, 2003. In November 1996, the Company issued 4,000,000 shares of Fixed/Adjustable Rate Cumulative Preferred Stock, Series A, with a liquidation preference of $50 per share. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company, copies of which have been filed with the Commission.

COMMON STOCK

   Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are fully paid and nonassessable.

   The Common Stock is listed on the NYSE under the symbol "DLJ."

   The transfer agent for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

   The Company's Certificate of Incorporation authorizes 25,000,000 shares of Preferred Stock. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the terms of such securities, without any further vote or action by the stockholders. The Company has designated 4,000,000 shares of Preferred Stock as Fixed/Adjustable Rate Cumulative Preferred Stock, Series A.

   As of June 30, 1997, the Company had outstanding 4,000,000 shares of Fixed/Adjustable Rate Cumulative Preferred Stock, Series A (the "Series A Preferred Stock") with an aggregate liquidation value of $200 million. The Series A Preferred Stock is entitled to cumulative cash dividends, as, if and when declared by the Board of Directors or a duly authorized committee thereof, out of funds legally available therefor. The initial dividend for the dividend period commencing on November 22, 1996 to (but excluding) February 28, 1997 was $0.8085 per share and was payable on February 28, 1997. Thereafter, dividends on the Series A Preferred Stock will be payable quarterly, as, if and when declared by the Board of Directors of the Company on February 28, May 30, August 30 and November 30 of each year (each a "Dividend Payment Date") at the annual rate of 5.94% or $2.97 per share through November 30, 2001. After November 30, 2001, the applicable rate per annum for each dividend period beginning on or after November 30, 2001 will be equal to 0.50% plus the highest of three pre-selected rates as determined in advance of such dividend period, but not less than 6.44% nor greater than 12.44% (without taking into account any adjustments). The holders of shares of the Series A Preferred Stock generally will not be entitled to vote, unless the equivalent of six quarterly dividends payable on the Series A Preferred Stock or any other class or series of preferred stock is in default or as expressly required by applicable law. On or after November 30, 2001, each share of the Series A Preferred Stock will be redeemable by the Company, in whole or in part, out of funds legally available therefor, at a redemption price of $50 per share, together in each case with accrued and unpaid dividends (whether or not declared) to the date fixed for redemption. Holders of the Series A Preferred Stock will have no right to require redemption of the Series A Preferred Stock, and the Company may not redeem the Series A Preferred Stock prior to November 30, 2001 except under certain limited circumstances.

                        DESCRIPTION OF DEBT SECURITIES

   The Company's Debt Securities may constitute either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities") of the Company. The Senior Debt Securities may be issued under an indenture (the "Senior Debt Indenture") to be entered into between Donaldson, Lufkin & Jenrette, Inc., as issuer, and a trustee to be named in the applicable Prospectus Supplement (the "Senior Debt Securities Trustee"). The Subordinated Debt Securities may be issued under an indenture (the "Subordinated Debt Indenture") to be entered into between Donaldson, Lufkin & Jenrette, Inc., as issuer and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Debt Securities Trustee"). The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Senior Debt Securities Trustee and the Subordinated Debt Securities Trustee, in their capacity as trustee under either or both of the Indentures, are individually referred to herein as the "Trustee" and collectively as the "Trustees." Defined terms with respect to the description of the Debt Securities shall have the meaning set forth below in "Certain Definitions."

   Forms of the Indentures have been or will be incorporated by reference or included herein as exhibits to the Registration Statement of which this Prospectus is a part and will also be available for inspection at the offices of the Trustees. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Section references contained herein are to the applicable Indenture. The following summaries of certain provisions of the Indentures do not purport to be complete, and where reference is made to particular provisions of the Indentures, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The Indentures are substantially identical except for provisions relating to subordination and the Company's negative pledge.

GENERAL

   Neither of the Indentures limits the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be direct, unsecured senior or subordinated obligations of the Company. Except as described under "--Negative Pledge," neither Indenture limits other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contains financial or similar restrictions on the Company or any of its subsidiaries. The operations of the Company are conducted through its subsidiaries, and, therefore, the Company is dependent upon the earnings and cash flow of its subsidiaries to meet its obligations, including obligations under the Debt Securities. The Debt Securities will be effectively subordinated to all indebtedness of the Company's subsidiaries. The Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to prior claims of such subsidiary's creditors, including trade creditors, except to the extent the Company may itself be a creditor with recognized claims against such subsidiary. In addition, net capital requirements under the Exchange Act and New York Stock Exchange rules applicable to certain of the Company's subsidiaries could limit the payment of dividends and the making of loans and advances to the Company by such subsidiaries.

   The applicable Prospectus Supplement which accompanies this Prospectus, sets forth where applicable the following terms of, and information relating to, the Debt Securities offered thereby: (i) the ranking of such Debt Securities as senior or subordinated debt securities; (ii) the designation of such Debt Securities; (iii) the aggregate principal amount of such Debt Securities; (iv) the date or dates on which principal of and premium, if any, on such Debt Securities is payable; (v) the rate or rates at which such Debt Securities shall bear interest, if any, or the method by which such rate shall be determined, and the basis on which interest shall be calculated if other than a 360-day year consisting of twelve 30-day months, the date or dates from which such interest will accrue and on which such interest will be payable and the related record dates; (vi) if other than the offices of the Trustee, the place where the principal of, and any premium or interest on, such Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) if other than denominations of $1,000 or multiples thereof, the denominations in which such Debt Securities will be issuable; (ix) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (x) if other than U.S. dollars, the currency or currencies (including currency units or composite currencies) in which such Debt Securities are denominated or payable; (xi) whether such Debt Securities shall be issued in the form of a Global Security or securities; (xii) any other specific terms of such Debt Securities; and
(xiii) the identity of any trustees, depositories, authenticating or paying agents, transfer agents or registrars with respect to such Debt Securities. (Section 2.3)

   Unless otherwise specified in the accompanying Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange. (Sections 2.7, 4.1 and 4.2)

   Unless otherwise specified in the accompanying Prospectus Supplement, interest on any series of Debt Securities will be payable on the interest payment dates set forth in the accompanying Prospectus Supplement to the persons in whose names the Debt Securities are registered at the close of business on the related record date and will be paid, at the option of the Company, by wire transfer or by checks mailed to such persons. (Sections 2.7, 4.1 and 4.2)

   If the Debt Securities are issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount, the Federal income tax consequences and other special considerations applicable to such Original Issue Discount Securities will be generally described in the Prospectus Supplement.

BOOK-ENTRY SYSTEM

   If so specified in the accompanying Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global Debt Securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of a depositary (the "Depositary"), which will be specified in the accompanying Prospectus Supplement. The Global Securities will be registered in the name of the Depositary or its nominee. Participants of the Depositary may include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the Depositary's book-entry system may also be available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with participants, either directly or indirectly.

   Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers or agents or another clearing agency whose participants' accounts at that clearing agency will be credited as designated by the underwriters, dealers or agents. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge a beneficial interest in a Global Security.

   So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of a beneficial interest in such

Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities represented thereby and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture.

   Payment of principal of, and interest on, the Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any paying agent or registrar for the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or receiving any records relating to such beneficial ownership interests.

   A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of the Debt Securities being offered pursuant to the applicable Prospectus Supplement is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or in other cases specified in the Prospectus Supplement, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct.

   Other specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security and a description of the Depositary will be provided in the Prospectus Supplement.

SENIOR DEBT

   Payment of the principal of, premium, if any, and interest, if any, on Senior Debt Securities issued under the Senior Debt Indenture will rank pari passu with all other unsecured and unsubordinated debt of the Company.

SUBORDINATED DEBT

   Payment of the principal of, premium, if any, and interest, if any, on Subordinated Debt Securities issued under the Subordinated Debt Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Company. The Subordinated Debt Indenture does not contain any limitation on the amount of Senior Indebtedness that can be incurred by the Company.

   The Subordinated Debt Indenture provides that no payment may be made by or on behalf of the Company on account of any obligation or, to the extent the subordination thereof is permitted by applicable law, claim in respect of the Subordinated Debt Securities, including the principal of, premium, if any, or interest on the Subordinated Debt Securities, or to redeem (or make a deposit in redemption of), defease (other than payments made by the Trustee pursuant to the provisions of the Indenture described under "--Discharge, Defeasance and Covenant Defeasance" with respect to a defeasance permitted by the Indenture, including the subordination provisions thereof) or acquire any of the Subordinated Debt Securities for cash, property or securities, (i) upon the maturity of the Designated Senior Indebtedness or any other Senior Indebtedness with an aggregate principal amount in excess of $1.0 million by lapse of time, acceleration or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness and all other obligations in respect thereof are first paid in full in cash or cash equivalents or such payment is duly provided for, or unless and until any such maturity by acceleration has been rescinded or waived or
(ii) in the event of default in the payment of any principal of, premium, if any, or interest on or any other amount payable in respect of the Designated Senior Indebtedness or any other Senior Indebtedness with an aggregate principal amount in excess of $1.0 million when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, unless and until such payment default has been cured or waived or has otherwise ceased to exist.

   Upon the happening of a default (any event that, after notice or passage of time would be an event of default) or an event of default (any event that permits the holders of Senior Indebtedness or their representative or representatives immediately to accelerate its maturity) with respect to any Senior Indebtedness, other than a default in payment of the principal of, premium, if any, or interest on such Senior Indebtedness, upon written notice of such default or event of default given to the Company and the Trustee by the holders of a majority of the principal amount outstanding of the Designated Senior Indebtedness or their representative or, at such time as there is no Designated Senior Indebtedness, by the holders of a majority of the principal amount outstanding of all Senior Indebtedness or their representative or representatives or, if such default or event of default results from the acceleration of the Subordinated Debt Securities, immediately upon such acceleration, then, unless and until such default or event of default has been cured or waived or otherwise has ceased to exist, no payment may be made by or on behalf of the Company with respect to any obligation or claim in respect of the Subordinated Debt Securities, including the principal of, premium, if any, or interest on the Subordinated Debt Securities or to redeem (or make a deposit in redemption of), defease or acquire any of the Subordinated Debt Securities for cash, property or securities. Notwithstanding the foregoing, unless the Senior Indebtedness in respect of which such default or event of default exists has been declared due and payable in its entirety within 180 days after the date written notice of such default or event of default is delivered as set forth above or the date of such acceleration as the case may be (the "Payment Blockage Period"), and such declaration or acceleration has not been rescinded, the Company shall be required then to pay all sums not paid to the Holders of the Subordinated Debt Securities during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Subordinated Debt Securities. Any number of such notices may be given; provided however, that (i) during any 360 consecutive days, only one Payment Blockage Period shall commence and (ii) any such default or event of default that existed upon the commencement of a Payment Blockage Period may not be the basis for the commencement of any other Payment Blockage Period, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

   In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company from any source whether in cash, property or securities, shall be received by the Trustee or the Holders on account of any obligation or claim in respect of the Subordinated Debt Securities at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay or to provide for the payment in full in cash or cash equivalents of all such Senior Indebtedness, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

   Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization or readjustment of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors, or any other marshaling of the assets and liabilities of the Company or otherwise, (i) the holders of all Senior Indebtedness would first be entitled to receive payment in full in cash or cash equivalents (or have such payment duly provided for) of the principal, premium, if any, and interest payable in respect therefor before the Holders would be entitled to receive any payment on account of the principal of, premium, if any, and interest on the Subordinated Debt Securities, and (ii) any payment or distribution of assets of the Company of any kind or character, from any source, whether in cash, property or securities to which the Holders or the Trustee on behalf of the Holders would be entitled, except for the subordination provisions contained in the Indenture, would be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay or provide for the payment in full in cash or cash equivalents of all such Senior Indebtedness, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

   The holders of the Senior Indebtedness and their respective representatives are authorized to demand specific performance of the provisions with respect to subordination in the Indenture at any time when the Company or any Holder shall have failed to comply with any provision with respect to subordination in the Indenture applicable to it, and the Company and each Holder irrevocably waives any defense based on the adequacy of a remedy at law that might be asserted as a bar to the remedy of specific performance of such subordination provision in any action brought therefor by the holders of the Senior Indebtedness and their respective representatives.

   By reasons of such subordination, in the event of the liquidation or insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including Holders of the Subordinated Debt Securities, may recover less, ratably, than holders of Senior Indebtedness.

   No provision contained in the Indenture or the Subordinated Debt Securities will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Subordinated Debt Securities. The subordination provisions of the Indenture and the Subordinated Debt Securities will not prevent the occurrence of any Event of Default under the Indenture or limit the rights of the Trustee or any Holder, except as provided in the seven preceding paragraphs, to pursue any other rights or remedies with respect to the Subordinated Debt Securities.

NEGATIVE PLEDGE

   The Senior Debt Indenture provides that the Company and any successor corporation will not, and will not permit any Subsidiary to, create, assume, incur or guarantee any indebtedness for borrowed money secured by a pledge, lien or other encumbrance except for Permitted Liens (as defined in the Senior Debt Indenture) on the Voting Stock of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") or any other Subsidiary of the Company which shall hereafter succeed by merger or otherwise to all or substantially all of the business of DLJSC (a "DLJSC Successor"), without making effective provision whereby the Senior Debt Securities will be secured equally and ratably with such secured indebtedness. (Senior Debt Indenture, Section 4.3)

CERTAIN DEFINITIONS

   The term "Holder" or "Securityholder" as defined in the applicable Indenture means the registered holder of any Debt Security with respect to registered Debt Securities and the bearer of any unregistered Debt Security or any coupon appertaining thereto, as the case may be.

   The term "Designated Senior Indebtedness" means any class of Senior Indebtedness the aggregate principal amount outstanding of which exceeds $50 million and which is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior
Indebtedness arises as "Designated Senior Indebtedness."

   The term "Original Issue Discount Security" as defined in the applicable Indenture means any Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2 of the applicable Indenture.

   The term "Senior Indebtedness" as defined in the Subordinated Debt Indenture means the principal of and premium, if any, and interest on: (a) all indebtedness of the Company, whether outstanding on the date of the Subordinated Debt Indenture or thereafter created, (i) for money borrowed by the Company; (ii) for money borrowed by, or obligations of, others and either assumed or guaranteed, directly or indirectly, by the Company; (iii) in respect of letters of credit and acceptances issued or made by banks; or (iv) constituting purchase money indebtedness, or indebtedness secured by property included in the property, plant and equipment accounts of the Company at the time of the acquisition of such property by the Company, for the payment of which the Company is directly liable, and (b) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any such indebtedness. As used in the preceding sentence, the term "purchase money indebtedness" means indebtedness evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, unless by its terms such indebtedness is subordinated to other indebtedness of the Company. Notwithstanding anything to the contrary in the Subordinated Debt Indenture or the Subordinated Debt Securities, Senior Indebtedness shall not include, (i) any indebtedness of the Company which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or pari passu with the Subordinated Debt Securities or (ii) any indebtedness of the Company to a subsidiary of the Company. (Subordinated Debt Indenture, Section 1.1)

   The term "Subsidiary" as defined in the applicable Indenture means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock (as defined in the applicable Indenture) is owned directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

   Under each Indenture, the Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any Person to merge with or into the Company unless:
(a) either (i) the Company shall be the continuing Person or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Debt Securities and under the applicable Indenture and the Company shall have delivered to the Trustee an opinion of counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the applicable Indenture relating to such transaction have been complied with and that such supplemental indenture constitutes the legal, valid and binding obligation of the Company or such successor enforceable against such entity in accordance with the terms, subject to customary exceptions; and (b) the Company shall have delivered to the Trustee an officer's certificate to the effect that immediately after giving effect to such transaction, no Default (as defined in the applicable Indenture) shall have occurred and be continuing and an opinion of counsel as to the matters set forth in paragraph (a) above. (Section 5.1)

EVENTS OF DEFAULT

   Events of Default defined in the applicable Indenture with respect to the Debt Securities of any series are: (a) the Company defaults in the payment of all or any part of the principal of any Debt Security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;
(b) the Company defaults in the payment of any interest on any Debt Security of such series when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the applicable Indenture with respect to any Debt Security of such series or in the Debt Securities of such series and such default or breach continues for a period of 60 consecutive days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of 25% or more in aggregate principal amount of the Debt Securities of all series under the applicable Indenture affected thereby; (d) an involuntary case or other proceeding shall be commenced against the Company or DLJSC (including for purposes of paragraph (d) and (e) hereof any DLJSC Successor) with respect to the Company or DLJSC or their respective debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or DLJSC or for any substantial part of the property and assets of the Company or DLJSC, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Company or DLJSC under any bankruptcy, insolvency or other similar law now or hereafter in effect; (e) the Company or DLJSC (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or DLJSC or for all or substantially all of the property and assets of the Company or DLJSC or (iii) effects any general assignment for the benefit of creditors; (f) an Event of Default, as defined in any one or more indentures or instruments evidencing or under which the Company has at the date of the applicable Indenture or shall thereafter have outstanding an aggregate of at least $25,000,000 aggregate principal amount of indebtedness for borrowed money, shall happen and be continuing and such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within ten days after notice thereof shall have been given to the Company by the Trustee (if such event be known to it), or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities at the time outstanding under the applicable Indenture; provided that if such Event of Default under such indentures or instruments shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default under the applicable Indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Securityholders; provided further, however, that the Trustee shall not be charged with knowledge of any such default unless written notice thereof shall have been given to the Trustee by the Company, by the holder or an agent of the holder of any such indebtedness, by the Trustee then acting under any indenture or other instrument under which such default shall have occurred, or by the Holders of not less than 25% in the aggregate principal amount of the Debt Securities at the time outstanding; (g) failure by the Company to make any payment at maturity, including any applicable grace period, in respect of at least $25,000,000 aggregate principal amount of indebtedness for borrowed money and such failure shall have continued for a period of ten days after notice thereof shall have been given to the Company by the Trustee (if such event be known to it), or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities at the time outstanding under the applicable Indenture; provided that if such failure shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default under the applicable Indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Securityholders; or (h) any other Event of Default established with respect to any series of Debt Securities issued pursuant to the applicable Indenture occurs. (Section 6.1)

   Each Indenture provides that if an Event of Default described in clauses
(a) or (b) of the immediately preceding paragraph with respect to the Debt Securities of any series then outstanding thereunder occurs and is continuing, then, and in each and every such case, except for any series of Debt Securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of any such affected series then outstanding under the applicable Indenture (each such series treated as a separate class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal amount (or, if the Debt Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the applicable Indenture) of all Debt Securities of such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (c) or (h) of the immediately preceding paragraph with respect to the Debt Securities of one or more series then outstanding under the applicable Indenture occurs and is continuing, then, in each and every such case, except for any series of Debt Securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount (or, if the Debt Securities of any such series are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the applicable Indenture) of the Debt Securities of all such affected series then outstanding under the applicable Indenture (treated as a single class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal amount (or, if the Debt Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the applicable Indenture) of all Debt Securities of all such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (d) or (e) of the immediately preceding paragraph occurs and is continuing, then the principal amount (or, if any Debt Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the applicable Indenture) of all the Debt Securities then outstanding under the applicable Indenture and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any Holder or the Trustee to the full extent permitted by applicable law. If an Event of Default described in clauses (f) or (g) of the immediately preceding paragraph, or in clauses (c) or (h) of the immediately preceding paragraph with respect to the Debt Securities of all series then outstanding under the applicable Indenture, occurs and is continuing, then, in each and every such case, either the Trustee or the Holders of not less than 25% in aggregate principal amount (or, if the Debt Securities of any outstanding series are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the applicable Indenture) of all Debt Securities of any series then outstanding under the applicable Indenture except for any series of Debt Securities the principal of which shall have already become due and payable (treated as a single class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal amount (or, if the Debt Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the applicable Indenture) of all Debt Securities of any series then outstanding under the applicable Indenture, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding Debt Securities of all such series that have been accelerated under the applicable Indenture (voting as a single class), but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon. (Section 6.2) Because the ability of Holders to declare the Debt Securities of any series due and payable upon an Event of Default under clauses (c), (f), (g) or (h) of the immediately preceding paragraph depends on the requisite action by Holders of all affected series of Debt Securities under the applicable Indenture, if there is more than one series of Debt Securities outstanding, Holders of a particular series of Debt Securities may be unable to declare the Debt Securities under the applicable Indenture due and payable upon an Event of Default described in clauses (c), (f), (g) or (h) of the immediately preceding paragraph without action by Holders of such other series.

   Each Indenture contains a provision under which, subject to the duty of the Trustee during a default to act with the required standard of care, (i) the Trustee may rely and shall be protected in acting or refraining from acting upon any officers' certificate, opinion of counsel (or both), resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons and the Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; (ii) before the Trustee acts or refrains from acting, it may require an officers' certificate and/or an opinion of counsel, which shall conform to the requirements of the applicable Indenture and the Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion, subject to the terms of the applicable Indenture, whenever in the administration of the trusts of the applicable Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting to take any action under the applicable Indenture, such matter (unless other evidence in respect thereof be specifically prescribed in the applicable Indenture) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an officers' certificate delivered to the Trustee, and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted to be taken by it under the provisions of the applicable Indenture upon the faith thereof; (iii) the Trustee may act through its attorneys and agents not regularly in its employ and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care; (iv) any request, direction, order or demand of the Company mentioned in the applicable Indenture shall be sufficiently evidenced by an officers' certificate (unless other evidence in respect thereof be specifically prescribed in the applicable Indenture), and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the secretary or an assistant secretary of the Company; (v) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the applicable Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request, order or direction; (vi) the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the applicable Indenture relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the applicable Indenture; (vii) the Trustee may consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it under the applicable Indenture in good faith and in reliance thereon; and (viii) prior to the occurrence of an Event of Default under the applicable Indenture and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, officers' certificate, opinion of counsel, Board Resolution, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing so to do by the Holders of not less than a majority in aggregate principal amount of the Debt Securities of all series affected then outstanding under the applicable Indenture; provided that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of the applicable Indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding. (Section 7.2)

   Subject to such provisions in the applicable Indenture for the indemnification of the Trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any Debt Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the applicable Indenture) of the outstanding Debt Securities under the applicable Indenture of all series affected (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series by the applicable Indenture; provided, that the Trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and provided further, that the Trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of Debt Securities pursuant to this paragraph. (Section 6.5)

   Subject to various provisions in the applicable Indenture, the Holders of at least a majority in principal amount (or, if the Debt Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the applicable Indenture) of the outstanding Debt Securities under the applicable Indenture of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Debt Securities of such series and its consequences, except a Default in the payment of principal of or interest on any Debt Security as specified in clauses (a) or (b) of Section 6.1 of the applicable Indenture or in respect of a covenant or provision of the applicable Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Debt Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the applicable Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto. (Section 6.4)

   Each Indenture provides that no Holder of any Debt Securities of any series may institute any proceeding, judicial or otherwise, with respect to the applicable Indenture or the Debt Securities of such series, or for the appointment of a receiver or trustee, or for any other remedy under the applicable Indenture, unless: (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Debt Securities of all such series affected under the applicable Indenture shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the applicable Indenture; (iii) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request; (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of all such affected series under the applicable Indenture have not given the Trustee a direction that is inconsistent with such written request. A Holder may not use the applicable Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder. (Section 6.6)

   Each Indenture contains a covenant that the Company will file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. (Section 4.5)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

   Each Indenture provides with respect to each series of Debt Securities that the Company may terminate its obligations under the Debt Securities of any series and the applicable Indenture with respect to Debt Securities of such series if: (i) all Debt Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the applicable Indenture; or (ii) (a) the Debt Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (b) the Company irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the Holders of such Debt Securities for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment, to pay the principal of and interest on the Debt Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the applicable Indenture, and (c) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the applicable Indenture relating to the satisfaction and discharge of the applicable Indenture with respect to the Debt Securities of such series have been complied with. With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnify the Trustee under the applicable Indenture shall survive. With respect to the foregoing clause (ii), only the Company's obligations to execute and deliver Debt Securities of such series for authentication, to set the terms of the Debt Securities of such series, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Debt Securities are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the Trustee, and its right to recover excess money held by the Trustee shall survive. (Section 8.1)

   Each Indenture provides that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Debt Securities of any series under the applicable Indenture, and the provisions of the applicable Indenture will, except as noted below, no longer be in effect with respect to the Debt Securities of such series ("legal defeasance") and (ii) may, in the case of the Senior Debt Indenture, omit to comply with any term, provision or condition of the applicable Indenture described above under "--Negative Pledge" (or in the case of each Indenture omit to comply with any other specific covenant relating to such series provided for in a Board Resolution or supplemental indenture which may by its terms be defeased pursuant to such Indenture), and such omission shall be deemed not to be an Event of Default under clauses (c) or (h) of the first paragraph of "--Events of Default" with respect to the outstanding Debt Securities of a series under the applicable Indenture ("covenant defeasance"); provided that the following conditions shall have been satisfied: (a) the Company has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the Debt Securities of such series, for payment of the principal of and interest on the Debt Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, to pay and discharge the principal of and accrued interest on the outstanding Debt Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be; (b) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (c) no Default with respect to such Debt Securities of such series shall have occurred and be continuing on the date of such deposit; (d) the Company shall have delivered to the Trustee an opinion of counsel that (1) the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under this provision of the applicable Indenture and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the Holders of the Debt Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code, and
(e) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the applicable Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (d)(1) above may be replaced by a ruling directed to the Trustee received from the Internal Revenue Service to the same effect. Subsequent to legal defeasance under clause (i) above, the Company's obligations to execute and deliver Debt Securities of such series for authentication, to set the terms of the Debt Securities of such series, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be canceled, to pay principal of and interest on the Debt Securities, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Debt Securities are no longer outstanding. After such Debt Securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company's obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (Sections 8.2 and 8.3)

MODIFICATION OF THE INDENTURES

   Each Indenture provides that the Company and the Trustee may amend or supplement the applicable Indenture or the Debt Securities of any series without notice to or the consent of any Holder: (i) to cure any ambiguity, defect or inconsistency in the applicable Indenture; provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) to comply with Article 5 of the applicable Indenture in connection with a consolidation or merger of the Company or the sale, conveyance, transfer, lease or other disposal of all or substantially all of the property and assets of the Company; (iii) to comply with any requirements of the Commission in connection with the qualification of the applicable Indenture under the Trust Indenture Act; (iv) to evidence and provide for the acceptance of appointment under the applicable Indenture with respect to the Debt Securities of any or all series by a successor Trustee;
(v) to establish the form or forms or terms of Debt Securities of any series or of the coupons pertaining to such Debt Securities as permitted under the applicable Indenture; (vi) to provide for uncertificated or unregistered Debt Securities and to make all appropriate changes for such purpose; or (vii) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.1)

   Each Indenture also contains provisions whereby the Company and the Trustee, subject to certain conditions, without prior notice to any Holders, may amend the applicable Indenture and the outstanding Debt Securities of any series with the written consent of the Holders of a majority in principal amount of the Debt Securities then outstanding under the applicable Indenture of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Debt Securities under the applicable Indenture of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the applicable Indenture or the Debt Securities of such series. Notwithstanding the foregoing provisions, without the consent of each Holder affected thereby, an amendment or waiver, including a waiver pursuant to Section 6.4 of the applicable Indenture, may not: (i) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such Holder's Debt Security, or reduce the principal thereof or the rate of interest thereon (including any amount in respect of original issue discount), or any premium payable with respect thereto, or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change any place of payment where, or the currency in which, any Debt Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Debt Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the applicable Indenture or certain Defaults and their consequences provided for in the applicable Indenture; (iii) waive a Default in the payment of principal of or interest on any Debt Security of such Holder; or
(iv) modify any of the provisions of this provision of the applicable Indenture, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debt Security thereunder affected thereby. A supplemental indenture which changes or eliminates any covenant or other provision of the applicable Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of Holders of Debt Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities of any other series or of the coupons appertaining to such Debt Securities. It shall not be necessary for the consent of any Holder under this provision of the applicable Indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the applicable Indenture becomes effective, the Company shall give to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. The Company will mail supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. (Section 9.2)

GOVERNING LAW

   The Indentures and the Debt Securities will be governed by the laws of the State of New York. (Section 10.8 and Section 11.8)

CONCERNING THE TRUSTEE

   The Company and its subsidiaries maintain ordinary banking and trust relationships with The Chase Manhattan Bank and its affiliates.

                             PLAN OF DISTRIBUTION

   This Prospectus has been prepared for use by DLJSC in connection with offers and sales of the Offered Securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions. DLJSC has advised the Company that it currently intends to make a market in the Offered Securities, but it is not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities.

                                LEGAL MATTERS

   Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Debt Securities and certain other legal matters in connection with the offering of the Offered Securities will be passed upon by Michael A. Boyd, Senior Vice President and General Counsel to the Company, and Wilmer, Cutler & Pickering. Mr. Boyd owns 8,033 shares of Common Stock and 14,433 restricted stock units of the Company and holds options to purchase 39,772 shares of Common Stock. Wilmer, Cutler & Pickering from time to time provides legal services to the Company and its subsidiaries.

                                   EXPERTS

   The consolidated financial statements and financial statement schedule of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH ANY OFFERING CONTEMPLATED HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              TABLE OF CONTENTS

                                             PAGE
                                           --------
           PROSPECTUS SUPPLEMENT
Incorporation of Certain Information by
 Reference ...............................    S-3
Summary Description of Notes..............    S-4
Description of Notes......................    S-8
Additional Information Regarding
 Book-Entry and Clearance.................   S-14
Directors and Principal Executive
 Officers of the Company..................   S-17
Recent Developments.......................   S-17
Capitalization of the Company and its
 Subsidiaries.............................   S-18
Selected Financial Data of the Company
 and its Subsidiaries.....................   S-19
Certain United States Federal Income Tax
 Considerations...........................   S-21
Plan of Distribution .....................   S-26
General Information.......................   S-26

                PROSPECTUS
Available Information ....................      3
Incorporation of Certain Information by
 Reference ...............................      3
Use of Proceeds ..........................      4
Ratio of Earnings to Fixed Charges  ......      4
The Company ..............................      5
Description of Capital Stock .............      7
Description of Debt Securities ...........      8
Plan of Distribution......................     20
Legal Matters ............................     20
Experts...................................     20

                                 $350,000,000

                             DONALDSON, LUFKIN &
                                JENRETTE, INC.

                          GLOBAL FLOATING RATE NOTES
                              DUE SEPTEMBER 2002

                            PROSPECTUS SUPPLEMENT

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              SEPTEMBER 12, 1997